UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1 )*

CARROLS RESTAURANT GROUP, INC.

(Name of issuer)

Common Stock, Par Value $0.01

(Title of class of securities)

14574X104

(CUSIP number)

Jill Granat General Counsel and Corporate Secretary Restaurant Brands International Inc. 130 King Street West, Suite 300, P.O. Box 339 Toronto, Ontario M5X 1E1 (905) 845-6511	with copies to: Kara L. MacCullough Greenberg Traurig, P.A. 401 East Las Olas Boulevard Suite 2000 Fort Lauderdale, FL 33301

(Name, address and telephone number of person authorized to receive notices and communications)

November 30, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP number 14574X104	Page 2 of 9 Pages

(1)	Names of reporting persons Restaurant Brands International Inc. (IRS Identification Number 98-1202754)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,414,580 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,414,580 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 9,414,580 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.5%(1)
(14)	Type of reporting person (see instructions) CO

(1)	See Item 5(a) below.

SCHEDULE 13D/A

CUSIP number 14574X104	Page 3 of 9 Pages

(1)	Names of reporting persons Restaurant Brands International Limited Partnership (IRS Identification Number 98-1206431)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Ontario

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,414,580 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,414,580 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 9,414,580 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.5% (1)
(14)	Type of reporting person (see instructions) PN

(1)	See Item 5(a) below.

SCHEDULE 13D/A

CUSIP number 14574X104	Page 4 of 9 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on June 8, 2012 (as so amended, the “Schedule 13D”) by Burger King Holdings, Inc., a Delaware corporation (“BKH”), as the parent of Burger King Corporation, a Florida corporation (“BKC”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”), beneficially owned by BKC.

The principal executive offices of the Issuer are located at 968 James Street, Syracuse, New York 13203.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

This Amendment is being filed by Restaurant Brands International Limited Partnership, a limited partnership organized under the laws of Ontario (“Partnership”), and Restaurant Brands International Inc., a Canadian corporation and the general partnership of Partnership (“RBI”, and together with Partnership, the “Reporting Persons”). The principal executive offices of each of the Reporting Persons are located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1.

Each of the Reporting Persons is an indirect holding company for The TDL Group Corp. and its consolidated subsidiaries, Burger King Worldwide, Inc. and its consolidated subsidiaries (including BKH and BKC), and Popeyes Louisiana Kitchen, Inc. (“Popeyes”) and its consolidated subsidiaries. RBI is one of the world’s largest quick service restaurant companies.

Partnership indirectly beneficially owns the shares of Common Stock directly beneficially owned by its wholly-owned subsidiaries. As the sole general partner of Partnership, RBI may also be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Partnership.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the respective executive officers, directors, control persons or general partner, as applicable, of the respective Reporting Persons that contains the following information with respect to each such person, as applicable: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than the applicable Reporting Person, of any corporation or other organization in which such employment is conducted), and (d) citizenship.

During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers, directors, control persons or general partner, as applicable, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

As previously reported, on March 26, 2012, the Issuer, Carrols LLC, an indirect wholly-owned subsidiary of the Issuer, and BKC entered into an Asset Purchase Agreement pursuant to which, on May 30, 2012, the Issuer issued 100 shares of Convertible Preferred Stock of the Issuer to BKC that was authorized pursuant to a Certificate of Designation filed with the Secretary of State of the State of Delaware on May 29, 2012.

SCHEDULE 13D/A

CUSIP number 14574X104	Page 5 of 9 Pages

In order to provide transferability of the shares of preferred stock amongst the subsidiaries of the Partnership, BKC and the Issuer agreed to file a new Certificate of Designation creating a new series of Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) with the same, powers, preferences and rights of the prior shares of Preferred Stock, except that such shares are freely transferrable by BKC to any other person who is both (1) an affiliate of BKC and (2) a wholly-owned direct or indirect subsidiary of either RBI or Partnership (BKC and any authorized transferees, the “Investors”). There were no other material changes to the terms of the Preferred Stock.

Each share of Preferred Stock is convertible into 94,145.80 shares of Common Stock and votes with the Common Stock on an as-converted basis. Holders of the Preferred Stock are entitled to receive dividends payable on the Common Stock on an as converted basis, are entitled to a liquidation preference of $0.01 per share and thereafter will be entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets.

Upon exchange of the prior shares of Preferred Stock for the new shares of Preferred Stock, BKC effected an internal restructuring and transferred, for fair market value, 93 shares of Preferred Stock, representing the right to convert into 8,755,559 shares of Common Stock, to another indirect wholly-owned subsidiary of Partnership. The remaining 7 shares of Preferred Stock, representing the right to convert into 659,021 shares of Common Stock, continue to be beneficially held directly by BKC. Based on the ownership of the Preferred Stock by wholly-owned subsidiaries of Partnership, each of the Reporting Persons is deemed to beneficially own all 100 shares of Preferred Stock, representing the right to convert into 9,414,580 shares of Common Stock of the Issuer.

The foregoing summary of the Certificate of Designation is not intended to be complete and is qualified by reference to the copy of such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4. Purpose of the Transaction.

The disclosures in Item 3 above are hereby incorporated by reference into this Item 4.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

(d) Pursuant to the Certificate of Designation, the Investors have the right to elect two members of the Issuer’s Board of Directors (the “Board”) as Class B Directors (as defined in the Certificate of Designation) until the date on which the number of shares of Common Stock into which the outstanding shares of Preferred Stock held by the Investors are then convertible constitutes less than 14.5% of the total number of outstanding shares of Common Stock (the “Director Step-Down Date”). From the Director Step-Down Date to the date on which the number of shares of Common Stock into which the outstanding shares of Preferred Stock held by the Investors are then convertible constitute less than 10% of the total number of outstanding shares of Common Stock, the Investors will have the right to elect one member to the Board as a Class B Director. The Class B Directors are a separate class of directors on the Board from the Class I, Class II and Class III directors of the Board. José E. Cil and Matthew Dunnigan, executive officers of the Reporting Persons, are the two directors designated by the Investors to serve as the Class B Directors of the Issuer.

The foregoing summary of the Certificate of Designation is not intended to be complete and is qualified by reference to the copy of such document included as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) As the indirect parent of its indirect wholly-owned subsidiaries, as of the date of this Amendment, Partnership indirectly beneficially owns 9,414,580 shares of Common Stock which it has the right to acquire upon the conversion of shares of Preferred Stock of the Issuer. Such shares of Common Stock represent 20.5% of the outstanding Common Stock as of the date of this Amendment. As the sole general partner of Partnership, RBI may

SCHEDULE 13D/A

CUSIP number 14574X104	Page 6 of 9 Pages

be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Partnership’s indirect wholly-owned subsidiaries. Except as set forth in this Amendment, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock.

(b) As the indirect parent of its indirect wholly-owned subsidiaries, Partnership indirectly possesses sole voting and dispositive power over 9,414,580 shares of Common Stock. For the reasons described in paragraph (a) above, RBI may be deemed to indirectly possess sole voting and dispositive power over 9,414,580 shares of Common Stock.

(c) No transactions in the Common Stock have been effected by the Reporting Persons, or to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A, during the 60 days prior to the date of this Amendment.

(d) As the general partner of Partnership, RBI indirectly has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Items 3 and 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or any of the persons listed in Annex A, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.1	Joint Filing Agreement between the Reporting Persons, dated December 6, 2018.

Exhibit 7.2	Form of Carrols Restaurant Group, Inc. Certificate of Designation of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on December 3, 2018).

ANNEX A

3G Restaurant Brands Holdings LP

3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership, owns over 40% of the combined voting power of Restaurant Brands International Inc. through its ownership of an aggregate of 218,166,502 Partnership exchangeable units of Restaurant Brands International Limited Partnership, with voting rights in respect of the common shares of Restaurant Brands International Inc. on a one vote per exchangeable unit basis. The principal business of 3G Restaurant Brands Holdings LP is to act as an investment vehicle for its limited partners and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. The general partner of 3G Restaurant Brands Holdings LP is 3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd.

3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company, is the general partner of 3G Restaurant Brands Holdings LP. The principal business of 3G Restaurant Brands Holdings General Partner Ltd. is to act as the general partner of 3G Restaurant Brands Holdings and its principal address and office is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016. Set forth below are the name and present principal occupation or employment of each director of 3G Restaurant Brands Holdings General Partner Ltd. as of the date hereof. Each director’s business address is c/o 3G Capital, Inc., 600 Third Avenue 37th Floor, New York, New York 10016.

Name	Present Principal Occupation and Principal Business Address	Citizenship
Board of Directors
Alexandre Behring	Co-founding partner, board member and Managing Partner, 3G Capital	Brazil
Jorge Lemann	Co-founding partner and board member, 3G Capital	Brazil
Carlos Alberto Sicupira	Co-founding partner and board member, 3G Capital	Brazil
Marcel Telles	Co-founding partner and board member, 3G Capital	Brazil
Roberto Moses Thompson Motta	Co-founding partner and board member, 3G Capital	Brazil

Restaurant Brands International Inc.

Set forth below are the name and present principal occupation or employment of each director and executive officer of Restaurant Brands International Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 130 King Street West, Suite 300, P.O. Box 399, Toronto, Ontario M5X 1E1 and (y) the name, principal business and address of the corporation or other organization in which the executive officer’s employment is conducted refers to Restaurant Brands International Inc. as described in response to Item 2 of this Schedule 13D.

Name	Present Principal Occupation and Principal Business Address	Citizenship
Executive Officers
Daniel S. Schwartz	Chief Executive Officer	United States
Matthew Dunnigan	Chief Financial Officer	United States
José E. Cil	President, Burger King	United States
Alexandre Macedo	President, Tim Hortons	United States, Brazil and Luxembourg

Alexandre Santoro	President, Popeyes	Brazil
Heitor Gonçalves	Chief Information, People and Performance Officer	Brazil
Jacqueline Friesner	Controller and Chief Accounting Officer	United States
Jill M. Granat	General Counsel and Corporate Secretary	United States

Board of Directors
Alexandre Behring	Founding Partner and Managing Partner, 3G Capital Partners LP 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Marc Caira	Vice Chairman, Restaurant Brands International Inc.	Canada
João M. Castro-Neves	Partner, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Martin E. Franklin	Founder and CEO of Mariposa Capital LLC 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139	United Kingdom
Paul J. Fribourg	Chairman and CEO, Continental Grain Company 767 Fifth Avenue, 15th Floor, New York, NY 10153	United States
Neil Golden	Director, Restaurant Brands International Inc.	United States
Ali Hedayat	Founder and Managing Director, Maryana Capital 50 Ardwold Gate, Toronto ON M5R 2W2, Canada	Canada
Golnar Khosrowshahi	Chief Executive Officer, Reservoir Media Management Reverb House, Bennett Street, London W4 2AH, United Kingdom	Canada
Daniel S. Schwartz	Chief Executive Officer, Restaurant Brands International Inc.	United States
Carlos Alberto Sicupira	Co-founding partner and board member, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Roberto Moses Thompson Motta	Co-founding partner and board member, 3G Capital 600 Third Avenue 37th Floor, New York, New York 10016	Brazil
Alexandre Van Damme	Director, Restaurant Brands International Inc.; Director, Anheuser-Busch InBev	Belgium

Restaurant Brands International Limited Partnership

The general partner of Restaurant Brands Limited Partnership is Restaurant Brands International Inc. See details above regarding the executive officers and directors of Restaurant Brands International Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 6, 2018	RESTAURANT BRANDS INTERNATIONAL INC.

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary

RESTAURANT BRANDS INTERNATIONAL LIMITED PARTNERSHIP

	By:	/s/ Jill Granat
	Name:	Jill Granat
	Title:	General Counsel and Secretary